July 2, 2013

John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercantile Bank Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 14, 2013

File No. 000-26719

Dear Mr. Nolan:

On behalf of Mercantile Bank Corporation (the “Company”), I write to respond to the comments contained in your letter to the Company dated June 19, 2013, related to the above-referenced report. For your ease of reference, your comment, followed by the Company’s response is set forth below.

FORM 10-K FOR THE FISCAL PERIOD ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page F-7

Commission Comment:

1.	Please provide us with and revise in future filings, the nonperforming assets table on page F-11, to separately disclose nonaccrual loans and other real estate owned by property type for each of the periods presented. Please also disclose the amount of both performing and nonperforming troubled debt restructurings for the periods presented as well. We reference Item III C. of Statistical Guide 3.

Company Response:

We have provided the requested information regarding nonperforming assets and performing and nonperforming troubled debt restructurings in the attached Exhibit A. In future filings we will revise the nonperforming assets table to separately disclose nonaccrual loans and other real estate owned by property type for each of the periods presented. In future filings, we will also disclose the amount of both performing and nonperforming troubled debt restructurings for the periods presented.

310 LEONARD ST. NW	GRAND RAPIDS, MI 49504	616.406.3000	FAX 616.726.1203

www.mercbank.com

Commission Comment:

2.	Further, the table which addresses the reconciliation of nonperforming assets on page F-11 should be revised in future filings, to present the activity for nonperforming loans and other real estate owned separately for the periods presented.

Company Response:

As requested, we will revise the table which addresses the reconciliation of nonperforming assets to present the activity for nonperforming loans and other real estate owned separately for the periods presented in future filings.

Commission Comment:

3.	Please provide us and revise in future filings, to also include the coverage ratio of the allowance for loan losses to nonperforming loans for each of the periods presented.

Company Response:

We have provided the requested information regarding the coverage ratio of the allowance for loan losses to nonperforming loans in the attached Exhibit B. We will also include the coverage ratio of the allowance for loan losses to nonperforming loans for each of the periods presented in future filings.

Notes to Consolidated Financial Statements

Note 3 – Loans and Allowance for Loan Losses, page F-71

Commission Comment:

4.	Please provide us and revise in future filings to address the following as it relates to troubled debt restructurings:

•	Revise to include a rollforward of activity for troubled debt restructurings for each period presented; and

•	Disclose the amount of any allowance for loan loss allocated to these loans for the periods presented.

Company Response:

We have provided the requested information regarding troubled debt restructurings in the attached Exhibit C. We will also include the requested information for the periods presented in future filings.

2

We have included the requested acknowledgement as Addendum 1. We trust that this response satisfactorily addresses your comments. However, should you have any further questions, comments or concerns regarding this response, please contact the undersigned via phone at (616) 726-1202 or email at CChristmas@MercBank.com.

Sincerely,

MERCANTILE BANK CORPORATION

/s/ Charles Christmas

Charles Christmas
Chief Financial Officer and Treasurer

Enclosure

3

Addendum 1

In connection with the Company’s response to the Staff’s letter of June 19, 2013 containing the Staff’s comments regarding the Form 10-K for the fiscal period ended December 31, 2012, filed on March 14, 2013, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MERCANTILE BANK CORPORATION

/s/ Charles Christmas

Charles Christmas
Chief Financial Officer and Treasurer

Exhibit A

NONPERFORMING LOANS

	12/31/12	12/31/11	12/31/10	12/31/09	12/31/08
Residential Real Estate:
Land Development	$1,188,000	$1,179,000	$11,775,000	$13,852,000	$12,910,000
Construction	319,000	686,000	1,037,000	10,229,000	11,040,000
Owner Occupied / Rental	4,321,000	6,018,000	9,149,000	6,399,000	2,800,000

	5,828,000	7,883,000	21,961,000	30,480,000	26,750,000

Commercial Real Estate:
Land Development	737,000	1,661,000	2,044,000	2,509,000	1,163,000
Construction	0	409,000	0	1,268,000	0
Owner Occupied	2,577,000	8,133,000	11,629,000	14,463,000	5,440,000
Non-Owner Occupied	9,093,000	23,914,000	25,428,000	26,747,000	10,811,000

	12,407,000	34,117,000	39,101,000	44,987,000	17,414,000

Non-Real Estate:
Commercial Assets	734,000	3,060,000	8,221,000	9,583,000	5,109,000
Consumer Assets	1,000	14,000	161,000	0	30,000

	735,000	3,074,000	8,382,000	9,583,000	5,139,000

Total	$18,970,000	$45,074,000	$69,444,000	$85,050,000	$49,303,000

OTHER REAL ESTATE OWNED & REPOSSESSED ASSETS

	12/31/12	12/31/11	12/31/10	12/31/09	12/31/08
Residential Real Estate:
Land Development	$1,174,000	$4,300,000	$2,772,000	$5,870,000	$1,363,000
Construction	157,000	711,000	1,296,000	1,874,000	0
Owner Occupied / Rental	491,000	1,120,000	305,000	1,094,000	1,360,000

	1,822,000	6,131,000	4,373,000	8,838,000	2,723,000

Commercial Real Estate:
Land Development	52,000	450,000	410,000	462,000	1,071,000
Construction	0	0	0	0	0
Owner Occupied	957,000	2,509,000	3,111,000	5,455,000	1,055,000
Non-Owner Occupied	4,139,000	6,192,000	8,781,000	11,670,000	3,244,000

	5,148,000	9,151,000	12,302,000	17,587,000	5,370,000

Non-Real Estate:
Commercial Assets	0	0	0	175,000	25,000
Consumer Assets	0	0	0	8,000	0

	0	0	0	183,000	25,000

Total	$6,970,000	$15,282,000	$16,675,000	$26,608,000	$8,118,000

A-1

TROUBLED DEBT RESTRUCTURINGS

	12/31/12	12/31/11	12/31/10	12/31/09	12/31/08

Performing	$38,148,000	$26,155,000	$12,263,000	$2,988,000	$0
Nonperforming	12,612,000	14,508,000	19,050,000	33,017,000	0

Total	$50,760,000	$40,663,000	$31,313,000	$36,005,000	$0

A-2

Exhibit B

	12/31/12	12/31/11	12/31/10	12/31/09	12/31/08

Ratio of allowance to nonperforming loans	151.17%	81.05%	65.33%	56.29%	54.98%

B-1

Exhibit C

Activity for loans categorized as troubled debt restructurings for the year-ended December 31, 2012 is as follows:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Commercial Real Estate – Multi-Family and Residential Rental

Commercial Loan Portfolio:
Beginning Balance	4,575,000	5,078,000	6,183,000	12,037,000	12,626,000
Charge-Offs	(489,000)	(63,000)	(421,000)	(695,000)	(2,116,000)
Payments	(2,635,000)	(1,966,000)	(3,314,000)	(1,668,000)	(7,328,000)
Transfers to ORE	(45,000)	0	(65,000)	(1,045,000)	(186,000)
Additions	1,281,000	0	1,733,000	29,043,000	86,000

Ending Balance	$2,687,000	$3,049,000	$4,116,000	$37,672,000	$3,082,000

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Retail Loan Portfolio:
Beginning Balance	$0	$164,000
Charge-Offs	0	0
Payments	0	(10,000)
Transfers to ORE	0	0
Additions	0	0

Ending Balance	$0	$154,000

C-1

Activity for loans categorized as troubled debt restructurings for the year-ended December 31, 2011 is as follows:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Commercial Real Estate – Multi-Family and Residential Rental

Commercial Loan Portfolio:
Beginning Balance	850,000	10,459,000	2,589,000	9,330,000	8,085,000
Charge-Offs	(850,000)	(2,429,000)	0	(1,195,000)	(21,000)
Payments	0	(2,900,000)	(2,477,000)	(3,613,000)	(329,000)
Transfers to ORE	0	(5,130,000)	0	0	0
Additions	4,575,000	5,078,000	6,071,000	7,515,000	4,891,000

Ending Balance	$4,575,000	$5,078,000	$6,183,000	$12,037,000	$12,626,000

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Retail Loan Portfolio:
Beginning Balance	$0	$0
Charge-Offs	0	0
Payments	0	0
Transfers to ORE	0	0
Additions	0	164,000

Ending Balance	$0	$164,000

C-2

The allowance related to loans categorized as troubled debt restructurings was as follows:

	December 31, 2012	December 31, 2011

Commercial:
Commercial and industrial	$772,000	$514,000
Vacant land, land development, and residential construction	713,000	1,672,000
Real estate – owner occupied	1,116,000	1,418,000
Real estate – non-owner occupied	9,751,000	1,773,000
Real estate – multi-family and residential rental	745,000	5,855,000

Total commercial	13,097,000	11,232,000

Retail:
Home equity and other	0	0
1-4 family mortgages	0	0

Total retail	0	0

Total related allowance	$13,097,000	$11,232,000

C-3